SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Positioned as Overall Leader in the 2023 Quadrant Knowledge Communications Surveillance Report, dated January 23, 2024.
99.2          NICE Announces Opening of Nominations for its 2024 PSAPs’ Finest Awards Recognizing Emergency Communications Professionals, dated January 24, 2024.
99.3          Carnival UK To Revolutionize Guest Experience Leveraging NICE CXone’s Platform Completeness Converging CCaaS Voice, Digital, and CX AI, dated January 25, 2024.
99.4          Alabama’s Shelby County Commission to Deploy NICE’s Market Leading Digital Evidence Management Platform to Transform Criminal Justice, dated January 29, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name:/s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: February 7, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Positioned as Overall Leader in the 2023 Quadrant Knowledge Communications Surveillance Report, dated January 23, 2024.
99.2	NICE Announces Opening of Nominations for its 2024 PSAPs’ Finest Awards Recognizing Emergency Communications Professionals, dated January 24, 2024.
99.3	Carnival UK To Revolutionize Guest Experience Leveraging NICE CXone’s Platform Completeness Converging CCaaS Voice, Digital, and CX AI, dated January 25, 2024.
99.4	Alabama’s Shelby County Commission to Deploy NICE’s Market Leading Digital Evidence Management Platform to Transform Criminal Justice, dated January 29, 2024.